ASX
AUSTRALIAN SECURITIES EXCHANGE

# MARKET RELEASE

27 March 2008

**Allied Gold Limited**

TRADING HALT

The securities of Allied Gold Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 31 March 2008 or when the announcement is released to the market.

Security Code: ALD

Jill Hewitt
**Adviser, Issuers (Perth)**

ALLIED GOLD LIMITED
ACN 104 855 067

# FACSIMILE TRANSMISSION

| | | | |
|---|---|---|---|
| *TO:* | Narissa Taylor | *COMPANY:* | ASX |
| *DATE:* | 27 March 2008 | *FACSIMILIE NO:* | 9221 2020 |
| *PAGES:* | 1 | *FROM:* | Peter Torre |

**SUBJECT:** **ALD - Trading Halt Request**

Allied Gold Limited (Allied) hereby requests a trading halt of its securities with effect immediately pending release of an announcement in regards to the entering into of a Letter of Intent for a Farm-in and Joint Venture arrangement on Allieds' Big Tabar and Tatau Islands.

Allied is not aware of any reason why the trading halt should not be granted.

Should you have any queries in relation to this matter, please do not hesitate to contact me.

Yours sincerely

Peter Torre
Company Secretary
**ALLIED GOLD LIMITED**

Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au